

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Tak Ching Poon
Chief Executive Officer
ALE Group Holding Ltd
Unit 1005, 10/F, Tower A
Mandarin Plaza, 14 Science Museum Road
Tsim Sha Tsui, Hong Kong

> **Re: ALE Group Holding Ltd**
> **Post-Effective Amendment No. 3 to Registration Statement on Form F-1**
> **Filed October 1, 2021**
> **File No. 333-239225**

Dear Mr. Poon:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 3 to Registration Statement on Form F-1 filed October 1, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 44

1.   We note your response to comment 3. We further note disclosure that "The 'Company', 'we', 'us', or 'our' in this Management's Discussion and Analysis of Financial Condition and Results of Operations section refers to ALECS, our wholly-owned subsidiary in Hong Kong, unless the context otherwise indicates." However, in general in the prospectus it appears that you use the term "we", "us," and "our" in the prospectus to refer to the ALE Group Holding Limited and its subsidiaries. For consistency, please revise your Management's Discussion and Analysis of Financial Condition and Results of Operations section to reflect you are providing information for your operating subsidiary ALECS.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services